Mail Stop 6010

December 27, 2006

Via U.S. Mail and Facsimile to (508) 229-0747

Donald M. Muir
Chief Financial Officer
Evergreen Solar, Inc.
138 Bartlett Street
Marlboro, MA 01752

> **Re:** **Evergreen Solar, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 16, 2006**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2006**
> **File No. 000-31687**

Dear Mr. Muir:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Item 7. Managements Discussion and Analysis of Financial Condition and Results of
Operations, page 41

1.   We note that subsequent to year-end you entered into long-term sales and supply
        contracts with four customers. Since these agreements are expected to have a
        material impact on your results of operations and liquidity, Management
        Discussion and Analysis in future filings should describe and quantify the known
        or expected impact the agreements will have on your financial statements.
        Specifically:
        ·   Revise to describe the significant terms and conditions under the agreements.
            Specify and quantify any significant penalties or termination payments.
        ·   Revise to discuss the potential impact upon revenues, operating results and
            cash flows from these contracts.
        ·   Revise to disclose in greater detail your commitments for capital expenditures
            needed to satisfy the terms of the agreements (i.e. the cost to complete
            EverQ's second manufacturing plant and your Marlboro facility). We note
            $77 million capital expenditure commitment as of September 30, 2006.

Comparison of Years Ended December 31, 2005 and 2004, page 47

2.   We note your discussion that increased product revenues was due to increased
        production capacity, increased marketing and sales activity, and higher selling
        prices. Please separately describe and quantify the effects of changes in rates and
        volume on reported revenues for each product line. Additionally, where changes
        in line items are the result of more than one factor and/or offsetting factors, the
        impact of each individually significant factor should be quantified to the extent
        practicable. Apply this comment throughout future MD&A as applicable.

Liquidity and Capital Resources, page 50

3.   Revise future filings to define the financial and other covenants that you are
        required to maintain under your credit facilities.

Note 2. Summary of Significant Accounting Policies, page F-8

Guarantor Arrangements, Product Warranty, page F-10
4.   We note that you provide a one-year warranty for defects in material and
        workmanship and a 25-year warranty for declines in power performance. Please
        respond to the following:
        ·   Tell us how you estimate warranty costs at the time of delivery considering
            your limited operating history. We refer to the discussion on page 27, which
            states, "although we have sold solar modules since 1997, none of these

> modules have been operating more than seven years, and a majority of them
> have been operating less than two years."
>
> · We note the disclosure that you have not recorded an increase in your estimate
> of product warranty for the year ended December 31, 2005, because you have
> not incurred any charges to date against your warranty accrual. Please explain
> in greater detail why you believe the warranty accrual is appropriate and
> consistent with your accounting policy given that none of your solar panels
> have been operating more than seven years and the warranty period covers 25-
> years.

Note 9. Warrants, page F-22

5.   We note that in June 2004, you issued a warrant to purchase 2,298,851 common
        shares. Please tell us in detail how you have analyzed the warrant under SFAS
        133 and EITF 00-19 and why your current accounting, valuation and presentation
        of the warrant is appropriate.

Note 13. EverQ GMBH, page F-24

6.   We note that you recorded a receivable relating to grants and tax incentives of
        $16.3 million due from the German government. Please address the following:
        · Clearly describe to us the material terms and conditions of the programs under
          which you receive these incentives and reimbursements.
        · Tell us and revise the note in future filings to clarify whether the realization of
          the incentives are dependent upon your taxable income and your consideration
          of paragraphs 116 and 117 of SFAS 109.
        · Tell us how you concluded that the incentives and grants have been earned as
          of the date you recorded each receivable. In your response, please address
          each of the conditions affecting realization. We note, for example, that you are
          required to hire 350 people and the grant is subject to European Union
          approval.

7.   In this regard, we reference the "grant receivable" included as cash flow from
        operating activities on page 6 of your September 30, 2006, Form 10-Q. Tell us the
        consideration given to classifying this amount as a component of investing
        activities.

Note 16. Long Term Debt, page F-25

8.   We note that you issued convertible subordinated notes in June 2005. Please tell
        us and revise future filings to disclose the significant terms of the convertibles
        notes, warrants, and the related registration rights agreements. Significant terms
        include settlement alternatives and the party that controls settlement, conversion
        rates, registration rights penalties, as well as caps and floors on those rates and
        penalties. Please also tell us and disclose how you accounted for the original

issuance and any subsequent modifications. Cite the accounting literature upon which you relied and explain in detail how you applied that literature to the terms of your agreement.

Form 10-Q for the Fiscal Quarter Ended September 30, 2006

Condensed Consolidated Balance Sheets, page 4

9.   Please tell us the nature of the value-added tax receivable and payable on your balance sheet and a description of the transactions which resulted in these amounts. Cite the accounting literature which supports your presentation. Additionally, please revise future filings to disclose the amount of value-added taxes collected and paid, for each period presented, as well as your accounting policy for those taxes and the impact of any tax holidays.

Note 1. Basis of Presentation, page 7

10. We note that subject to the receipt of regulatory approval from the German authorities, you, REC and Q-Cells will become equal partners in EverQ and you will adopt the equity method of accounting for your investment. Please tell us how you have concluded that the equity method accounting for your investment in EverQ is appropriate. Please refer to FIN 46 or other applicable accounting literature, as appropriate. Please also specifically address how your guarantee of EverQ's repayment obligations under its credit agreements, as referenced on page 15, impacts your proposed accounting.

Item 4. Controls and Procedures, page 23

11. We note your disclosure that "there have been no *significant* changes in internal control over financial reporting." Please revise your disclosure in future filings to remove the word *significant* and to discuss *all* changes in your internal control over financial reporting that have materially affected, or that are reasonably likely to materially affect, your internal control over financial reporting, as required by Item 308(c) of Regulation S-K.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3554 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Angela J. Crane
Branch Chief